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Filed by Interactive Network, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Interactive Network, Inc.
Commission File No. 333-70250

FOR IMMEDIATE RELEASE

GAME SHOW NETWORK AND TWO WAY TV (US)
CLOSE VIRTUAL CHANNEL DEAL

Game Show Network Inks Deal with Two Way TV (US)
To Develop, Integrate, Manage and Operate Virtual Channels.

        LOS ANGELES, CA—March 20, 2002—Game Show Network (GSN), the only 24-hour game channel devoted exclusively to game shows and interactive game play, and Two Way TV (US), Inc. (formerly known as TWIN Entertainment, Inc.), a provider of interactive television games and technology, announced today that they have entered into an agreement to develop and deliver game based virtual channels.

        Continuing its commitment to interactivity, GSN has partnered with Two Way TV (US) to develop, integrate, manage and operate GSN branded virtual channels consisting of a mixture of GSN original and classic programming as well as Two Way TV (US) original stand-alone games. The agreement allows for integration with most existing middleware brands such as Wink, Liberate, OpenTV, Microsoft TV and Sony Electronics Application Middleware.

        "Two Way TV's experience in interactive television games make them the logical choice to help dramatically expand Game Show Network's interactive offerings," said John P. Roberts, senior vice president of interactive and online entertainment. "This will allow GSN to present our most forward looking cable and satellite distribution partners with exciting and unique content."

        "This partnership joins two of the leading brands in games today," said Robert J. Regan, president and COO, Two Way TV (US). "It's an arrangement that brings together two companies well-positioned to capture the popularity of games and to bring ITV home to the armchair contestant."

        Game Show Network is the premier programming service exclusively dedicated to the exciting world of games, game playing and game shows. Game Show Network is jointly owned and operated by Sony Pictures Entertainment and Liberty Media.

        Game Show Network offers a wide array of programming including game show favorites from its diverse library, and new interactive game shows where viewers can become contestants in their own homes. Game Show Network can be found on the World Wide Web at http://www.gameshownetwork.com.

        Two Way TV (US) is a joint venture between Interactive Network, Inc. (OTCBB: INNN) www.interactivenetwork.net, and Two Way TV Ltd., www.twowaytv.com, which were among the first interactive and enhanced television companies. Based in Los Angeles, California, Two Way TV (US) dedicates its resources to developing multi-player interactive TV applications, enhanced TV games played in conjunction with live and scheduled television broadcasts and on-demand entertainment content for an interactive audience. Two Way TV (US) works with broadcasters, networks and programmers to enable interactive TV, to enrich their products and improve their brand loyalty. Two Way TV (US), Interactive Network, Inc. and Two Way TV Limited have entered into a merger agreement, which contemplates the merger of Interactive Network, Inc. into Two Way TV (US). The merger is contingent upon, among other things, the approval of Interactive Network, Inc. shareholders and regulatory approvals. More information on Two Way TV Inc. (US) is available at http://www.twowaytvus.com.

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For more information, contact:

Carrie Gerlach
GSN/Anachel Communications, Inc. for GSN
310/546-9170
 Carrie@Anachel.com

Keith Swenson
Bob Gold & Associates for Two Way TV (US)
310/320-2010
 keith@bobgoldpr.com

Bruce W. Bauer, President & CEO
Interactive Network Inc.
(650) 947-3345
 bwb@interactivenetwork.net

        Two Way TV (US) and Interactive Network filed a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). We urge investors to read the proxy statement/prospectus, including the section entitled "Risk Factors and Other Considerations," and any other relevant documents filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. Read the proxy statement/prospectus carefully before making a decision concerning the merger.

Forward Looking Statements

        This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including descriptions of the structure and terms of transactions that may occur in the future. These statements are not historical facts and include expressions of management's expectations about transactions, which are subject to various contingencies. Such forward-looking statements involve certain risks and uncertainties. The actual structure and terms of the transactions may differ materially from those discussed in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in the terms and structure as a result of any applicable regulatory requirements and policy and changes in the businesses and operations of Game Show Network, Interactive Network, Two Way TV (US) or related third parties. These entities assume no obligation for updating such forward-looking statements at any time.

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GAME SHOW NETWORK AND TWO WAY TV (US) CLOSE VIRTUAL CHANNEL DEAL